SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Mobiquity Technologies, Inc.
(Name of Issuer)

Common Stock, par value 0.0001 per share
(Title of Class of Securities)

60743F 50 8
(CUSIP Number)

Steven Morse, Esq. Morse & Morse, PLLC 2100 Deer Park Avenue, Ste. 1A Deer Park, New York 11729 (516) 487-1446
(Name, address and telephone number of person authorized to receive notices and communications)

March 30, 2022
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 60743F 50 8	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Gene Salkind
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable. (Conversion)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	3,721,854
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	3,721,854
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,721,854
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /x/ Excludes 63,750 warrants issuable upon conversion of $510,000 of debt.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.6% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Based upon 6,560,751 common shares outstanding prior to March 30, 2022.

CUSIP No. 60743F 50 8	SCHEDULE 13D	Page 3 of 5 Pages

ITEM 1. Security and Issuer.

The securities to which this Schedule 13D relates are the common shares, $0.0001 par value per share (“Common Shares”) of Mobiquity Technologies, Inc., a New York corporation (the “Issuer”). The address of the executive offices of the Issuer is 35 Torrington Lane, Shoreham, NY 11766.

ITEM 2. Identity and Background.

(a) – (c) This Statement is filed by Gene Salkind. Dr. Salkind’s address is 1165 Wrack Road, Meadowbrook, PA 19046. Dr. Salkind is a practicing neurologist in Pennsylvania.

(d) - (e) During the last five years, Dr. Salkind has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Mr. Salkind is a United States citizen.

ITEM 3. Source and Amount of Funds or Other Consideration.

Dr. Salkind used his personal funds to make investments in the Issuer over the last several years. The most recent transaction described in Item 5 is an exchange or conversion of promissory notes for common stock and warrants.

ITEM 4. Purpose of Transaction.

Dr. Salkin is Chairman of the Board of the Issuer and a principal stockholder. The purpose of the transaction described in Item 5 is to increase the Company’s stockholder equity by $2,052,500 in the first quarter of 2022 to ensure compliance with NASDAQ Capital Market maintenance requirements.

Except as described above, Mr. Salkin presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a), (b) Dr. Salkind beneficially owns 2,484,354 common shares of the Issuer and derivative securities to purchase 1,237,500 common shares for an aggregate ownership interest of 3,721,854 common shares or 40.6% of the Company’s outstanding common stock. Dr. Salkind may be deemed to be the beneficial owner with sole voting and dispositive power of 3,721,854 shares of Common Stock, or 40.6% of the class of securities. The foregoing excludes 63,750 warrants issuable upon conversion of notes in the principal amount of $510,000. The foregoing ownership is owned partly in Dr. Salkind’s name, partly by Dr. Salkind and his spouse and partly in a trust in which Dr. Salkind is the trustee.

CUSIP No. 60743F 50 8	SCHEDULE 13D	Page 4 of 5 Pages

(c) During the last 60 days, the following issuances of the Issuer’s Common Shares were made to Dr. Salkind:

On March 30, 2022 prior to the close of the market, Dr. Salkind requested a board meeting to consider his offer to convert and the board approved his conversion of $2,052,500 of his convertible secured debt at a reduced conversion price of $1.50 per share (down from $4.00 per share) for the primary purpose of adding $2,052,500 to the Issuer’s stockholders equity to insure compliance with the NASDAQ maintenance requirements for continued listing.

(d) and (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

No contracts, arrangements, understandings, or relationships (legal or otherwise) exist between Dr. Salkind and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be filed as Exhibits

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2022	By:	/s/ Dr. Gene Salkind
Dr. Gene Salkind